October 10, 2017

Cecilia Blye
Chief
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2016 Filed April 11, 2017 File No. 1-14491

Dear Ms. Blye:

By letter dated September 26, 2017, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2016 (the “2016 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on April 11, 2017.

Our responses to the Staff’s comments on the 2016 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

General

1.	In your letter to us dated October, 2014, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about those countries in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any services, technology, products, equipment or components you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of those countries or entities they control.

Activities relating to Sudan and Syria (collectively the “Designated Countries”)

The only activities we have that, to our knowledge, relate to the Designated Countries are roaming agreements with the following local mobile phone operators:

•	MTN Syria (Spacetel-Areeba), in Syria;

•	Syriatel Mobile Telecom S.A., in Syria; and

•	Sudanese Mobile Telephone co. Ltd., in Sudan.

Cecilia Blye	Page 2 of 4
Securities and Exchange Commission

Roaming agreements

We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside the regions where we provide cellular service (our “Regions”). Automatic roaming permits our clients to use their mobile telephones on the networks of other cellular service providers while traveling or “roaming” in areas or countries outside our Regions. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting our Regions. The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges.

Like all major mobile networks, in response to competition and customers’ demands, we have entered into roaming agreements with many foreign mobile networks, so as to allow our customers to make and receive calls abroad.

Roaming agreements, including those relating to the Designated Countries, are on standard terms and conditions. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are generally reciprocal. Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile handset using such operator’s network. Likewise, when a customer of such Foreign Network is in Brazil, such customer may make and receive calls using our networks or the networks of other mobile operators in Brazil if this Foreign Network has an international roaming agreement with us or other Brazilian operators.

The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. We then bill our end customers according to the specific tariff plan of the subscription they have signed with us. Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific rate plan for their customers. Roaming contracts do not generally contemplate other fees or disbursements.

Revenues from traffic to and from the Designated Countries

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through our network, we receive a fee from the incoming network. Likewise, when traffic originating from our network is placed to or transported through another network, we owe a fee to such network.

•	In 2016, our total traffic revenues from roaming agreements with networks of the Designated Countries were approximately 19.7 thousand Reais (21.3 thousand Reais in 2015 and 167.3 thousand Reais in 2014), and through September 30, 2017, were approximately 6.5 thousand Reais.

•	In 2016, our total charges from roaming agreements with networks of the Designated Countries were approximately 8.8 thousand Reais (3.5 thousand Reais in 2015 and 27.4 thousand Reais in 2014), and in the first half of 2017, were 3.5 thousand Reais.

Such amounts of revenues and charges are de minimis with respect to our consolidated revenues and operating expenses, respectively.

We expect to continue the activities described above.

Cecilia Blye	Page 3 of 4
Securities and Exchange Commission

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As to materiality in quantitative terms, please see revenues and charges expressed in Real amounts relating to the contracts described in the answer to comment 1. We believe that, insofar as quantitative matters are concerned, our activities in the Designated Countries should not constitute a material investment risk for our security holders.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some state legislatures in which state pension funds and other managers of state invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism. We are also aware of certain policies and divestment initiatives by municipal governments and universities regarding investments relating to countries identified as state sponsors of terrorism. However, we believe that our normal course of business activities in the Designated Countries is not material. With specific reference to our core business, our current activities relating to the Designated Countries indeed fall within the scope of the normal course of business of a telecommunication operator, which legitimately receives revenues from, and makes payments to, other network operators from mobile telecommunications traffic with countries throughout the world, including the Designated Countries. Given the nature of these activities, and the quantitative non-materiality of the same with respect to our consolidated figures for 2014 through September 30, 2017, we continue to believe that, in qualitative terms, such activities with the Designated Countries would not be material to a reasonable investor in making an investment decision regarding our shares.

Cecilia Blye	Page 4 of 4
Securities and Exchange Commission

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We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Drew Glover of Davis Polk & Wardwell at +1-650-752-2052, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer
TIM Participações S.A.

cc:	Nicholas A. Kronfeld (Davis Polk & Wardwell LLP) Drew Glover (Davis Polk & Wardwell LLP)

Via EDGAR